UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ENGILITY HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-35487	61-1748527
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

4803 Stonecroft Blvd. Chantilly, VA		20151
(Address of principal executive offices)		(Zip Code)

Jon Brooks

Vice President, Deputy General Counsel and

Corporate Compliance Officer

(703) 708-1400

(Name and telephone number, included area code, of person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Introduction

Engility Holdings, Inc. (the “Company,” “we” and “our”) supports the missions of our U.S. government customers by deploying our highly skilled workforce wherever and whenever they are needed. As a leading “pure play” provider of services, primarily to the U.S. government, we offer a broad range of systems engineering, training, program management, and operational support for the U.S. government worldwide.

Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”), and the requirements of Form SD generally require companies with gold, tantalum, tin and tungsten (the “3TG Minerals”) that are necessary to the functionality or production of a product manufactured by such company to disclose annually whether any of those 3TG Minerals originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”). If a company’s 3TG Minerals may have originated in the Covered Countries, Rule 13p-1 generally requires the company to submit this report to the U.S. Securities and Exchange Commission and include a description of the measures it took to exercise due diligence on the 3TG Minerals source and chain of custody, with a view toward disclosing whether the 3TG Minerals directly or indirectly financed or benefited armed groups in the Covered Countries.

After surveying our business, we determined that we were subject to reporting under Rule 13p-1 because a portion of our operations involves manufacturing or contracting to manufacture certain communications-related systems and components, modular office products and land-based and amphibious vehicle modifications (collectively, the “Covered Products”) for which 3TG Minerals are necessary to the functionality or production of those products.

Conflict Minerals Disclosures

After exercising due diligence on the source and chain of custody of the 3TG Minerals in the Covered Products as further described in the Conflict Minerals Report filed as Exhibit 1.01 to this Report, the Company does not have sufficient information from its suppliers or other sources to reasonably conclude whether or not the 3TG Minerals in its Covered Products are from recycled or scrap sources or whether or not such 3TG Minerals directly or indirectly financed or benefited armed groups in the Covered Countries.

This Conflict Minerals Report has not been subject to an independent private sector audit.

This Form SD and our Conflict Minerals Report are publicly available at www.engilitycorp.com.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit No.	Description
1.01	Conflict Minerals Report of Engility Holdings, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Engility Holdings, Inc.
Date: May 26, 2017	By:	/s/ Jon Brooks

	Name:	Jon Brooks
	Title:	Vice President, Deputy General Counsel and Corporate Compliance Officer

EXHIBIT INDEX

Exhibit No.	Description
1.01	Conflict Minerals Report of Engility Holdings, Inc.